December 11, 2012

H. Roger Schwall, Esq.

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	North Atlantic Drilling Ltd.
Draft Registration Statement on Form F-1
Submitted October 26, 2012
CIK No. 0001560186

Dear Mr. Schwall:

This letter sets forth the response of North Atlantic Drilling Ltd. (the “Company”) to the comment letter dated November 23, 2012 (“Comment Letter”) of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) with respect to the Company’s draft registration statement on Form F-1 that was confidentially submitted to the Staff on October 26, 2012 (“Registration Statement on Form F-1”), including the “wrapper” under cover of Form F-4 relating to the Company’s concurrent exchange offer that was filed as Exhibit 99.1 to the Registration Statement on Form F-1. Per the Staff’s request, on December 11, 2012, the Company converted the Form F-4 wrapper into a standalone draft registration statement on Form F-4 (the “Registration Statement on Form F-4”). This letter together with the revised draft of the Registration Statement on Form F-1 (the “Amended Registration Statement on Form F-1”) and the revised draft of the Registration Statement on Form F-4 (the “Amended Registration Statement on Form F-4” and together with the Amended Registration Statement on Form F-1, the “Amended Registration Statements”) are being filed publicly today via EDGAR.

All references to page numbers in the responses below are to page numbers in the redlined Amended Registration Statement on Form F-1 and Amended Registration Statement on Form F-4, respectively. Capitalized terms used in this letter that are not otherwise defined herein have the meanings ascribed to them in the Amended Registration Statements (as applicable). The following numbered paragraphs correspond to the numbered paragraphs in the Comment Letter.

General

1.

It appears that certain portions of your submission were provided to us in draft form. For example, we note the first paragraph under Item 7 of Part II. As another example, we note the bolded text in paragraph 43 of Exhibit 3.3. Please ensure that each submission is

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materially complete, includes the best available current information, and is provided in final form. Also fill in blanks, such quantifying the percentage of your common shares that Seadrill is expected to own upon completion of the offering (and which you call a “substantial ownership stake” at page 8), and quantify at page 4 the percentage of Seadrill shares held by its “main” shareholder, Hemen Holding Ltd. To the extent that any disclosure may change prior to effectiveness, you may use brackets to make this clear.

The Company notes the Staff’s comment and has revised the Amended Registration Statements to present all of the information contained therein in final form to the extent possible.

2.	Please supplementally provide us with copies of all written communications, as defined in Rule 405 under the Securities Act, that you, or anyone authorized to do so on your behalf, present to potential investors in reliance on Section 5(d) of the Securities Act, whether or not they retain copies of the communications. Similarly, please supplementally provide us with any research reports about you that are published or distributed in reliance upon Section 2(a)(3) of the Securities Act of 1933 added by Section 105(a) of the Jumpstart Our Business Startups Act by any broker or dealer that is participating or will participate in your offering.

The Company notes that no written materials have been prepared and/or distributed to potential investors as permitted under the JOBS Act. In addition, no research reports about the Company have been published or distributed in reliance upon Section 105(a) of the JOBS Act by any broker or dealer that is participating or will participate in the offering. If any written materials or research reports are prepared, published or distributed as permitted under the JOBS Act prior to the effectiveness of the Amended Registration Statements, the Company undertakes to provide such materials to the Staff on a supplemental basis.

3.	With respect to textual disclosure, tables, or charts purporting to provide market, competitive, or statistical information based on third-party sources, such as your disclosures at page 6 that you operate a modern fleet compared to most of your competitors, at page 42 that no offshore drilling companies have more than seven rigs in operation in Norway, and references to ODS-Petrodata at page 16 and elsewhere, please provide us with copies of the source materials. To expedite our review, please clearly mark each source to highlight the applicable portion containing the statistic and cross-reference it to the appropriate location in your prospectus. If those reports were commissioned by you, identify those parties that are the source of that information and file consents for the use of such information in your registration statement.

The Company has provided the requested material to the Staff on a supplement basis simultaneously with this response to the Comment Letter. The Company did not commission any reports with respect to the information provided in the Amended Registration Statements. Sources that have been identified in the Amended Registration Statements have provided information to us, and such sources have been included, in accordance with the terms of paid subscription agreements. The Company is currently in discussions with the data sources to be named in the Amended Registration Statements and provide consents. In the meantime, the Amended Registration Statements identifies them as “industry sources.”

4.	Please file all omitted exhibits, including, for example, opinions of counsel and the letter of transmittal for the planned exchange offer, as soon as practicable. Be sure to allow yourself sufficient time to respond to any potential staff comments once we have had the opportunity to review such materials.

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December 11, 2012

The Company advises the Staff that it plans file all omitted exhibits as soon as practicable.

5.	Unless otherwise indicated, please also give effect to each of these numbered comments in preparing your amended draft Form F-4 registration statement which is to be filed in connection with your exchange offer.

The Amended Registration Statement on Form F-4 has been amended to reflect the Company’s responses to the numbered comments in the Comment Letter.

Industry and Market Data, page i

6.	We note your statement that you have not independently verified the market data and other statistical information used in your prospectus and “cannot assure you of the accuracy or completeness of such third party information.” Under the federal securities laws, you are responsible for all information contained within your registration statement and you should not include language that suggests otherwise. Please revise as appropriate.

In response to the Staff’s comment, the Company has revised the above referenced sentence that appears under the heading “Industry and Market Data” in the Amended Registration Statements (pp. i and ii) to delete the referenced text and state “Such third party information may be different from other sources and may not reflect all or even a comprehensive set of the actual transactions occurring in the market.”

Prospectus Summary, page 1

7.	Please expand the organizational structure chart to reflect the ownership percentages or other impact resulting from your or Seadrill’s affiliation with Hemen Holdings Limited and the Fredriksen Group.

In response to the Staff’s comment, the Company has revised the organizational structure chart under the heading “Prospectus Summary—Corporate Structure” in the Amended Registration Statements (pp. 11 and 11 to include Hemen Holdings Limited and the Fredriksen Group.

Employment of Our Fleet, page 3

8.	There are two footnotes numbered (4) in your table on page 3. Please see also your table on page 81. Footnote (4) after the entry “ConocoPhillips” in the “Customer” column appears to be linked to the text for footnote (4) below the table. However, there is another footnote (4), after the date “June 2014” in the last column of the table listing the “Earliest Expiration Date” for each contract (the final entry in the line concerning the “West Navigator” drilling rig). Please clarify whether this is intended to be linked to the text of footnote (4) below the table or is an error.

In response to the Staff’s comment, the Company has clarified the footnote disclosure referenced above in the Amended Registration Statements (pp. 3 and 3).

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Risk Factors, page 15

General

9.	Please revise to eliminate extraneous detail or text which mitigates the risk you present, all of which may appear elsewhere in your prospectus, but does not belong in the Risk Factors section. For example, at page 83 you discuss insurance coverage limits, but a detailed discussion of the extent of your coverage also appears under “Our business and operations involve numerous operating hazards.” Similarly, the statement at page 20 that you “believe that we are in compliance with all applicable sanctions and embargo laws and regulations” mitigates the risk discussion. In addition, you suggest at page 31 that you intend to “conclude any related party transactions on an arm’s length basis,” which appears inconsistent with the nature of a related party transaction and in any event mitigates the risk. Lastly, rather than stating that you cannot “assure” or there is no “assurance” of an outcome, please revise to state the risk plainly and directly.

In response to the Staff’s comment, the Company has revised the risk factor disclosure in the Amended Registration Statements (beginning on pp. 19; and 18) to remove extraneous detail and mitigating language.

If we enter into drilling contracts or engage in certain activities with countries or government-controlled entities that are subject to restrictions…, page 20

10.	Please tell us whether you operate in Iran, Syria, Sudan or Cuba. If so, describe the nature and extent of your past, current, and anticipated contacts with Iran, Syria, Sudan or Cuba, directly or through subsidiaries, affiliates, customers, or other direct or indirect arrangements, including through Seadrill Limited, which has described past contacts with Iran and Syria to us in publicly available correspondence. We also note that your Form F-1 discloses that your drilling rigs are under long-term contracts with Statoil, Shell and Total, and note from these companies’ annual reports that Statoil has an office in Iran and conducts business activities in Iran; Royal Dutch Shell conducts business activities in Iran and Syria; and Total conducts business activities in Iran, Syria and Sudan. Your response should describe any products, components, technology or services you have provided to Iran, Syria, Sudan and Cuba, and any agreements, commercial arrangements, or other contacts you have had with the governments of these countries or entities controlled by their governments.

The Company respectfully advises the Staff that it does not currently operate in Iran, Syria, Sudan or Cuba (collectively, the “Restricted Countries”) nor does it anticipate operating in those countries in the future. Furthermore, the Company’s drilling units were not, prior to the acquisition of such drilling units from Seadrill Limited, employed in the Restricted Countries. The Company has neither provided to the Restricted Countries any products, components, technology or services, nor has it any agreements, commercial arrangements or other contacts with the governments of the Restricted Countries or entities controlled by them. Additionally, Seadrill Limited currently has no contacts with the Restricted Countries, and does not anticipate any such contacts in the foreseeable future. The Company is also not in possession of any information, other than public information, with respect to its customers’ contacts with the Restricted Countries. The Company’s contracts with these customers do not involve Restricted Countries.

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The Company currently operates in Norway and the U.K. and intends to continue to operate in these countries as well as expand its operations in the North Atlantic basin, Therefore, the Company has determined that potential future operations in, or contacts with, the Restricted Countries does not present a material risk to the Company. Accordingly, the relevant risk factor has been deleted from the Amended Registration Statements.

11.	Please discuss the materiality of your contacts with Iran, Syria, Sudan and Cuba described in response to the foregoing comment and whether those contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any associated revenues, assets, and liabilities for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. Various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Iran, Syria, Sudan and Cuba.

As discussed in response to comment no. 10 above, neither the Company nor its subsidiaries has not had any contacts with Iran, Syria, Sudan or Cuba, nor does it anticipate having any such contacts in the future.

Fluctuations in exchange rates…, page 28

12.	We note your observation in this risk factor that you may not be able to collect revenues because of currency exchange controls or controls over the repatriation of income or capital. Please indicate the jurisdiction(s) in which you currently contend with or expect to encounter currency exchange controls and/or repatriation controls.

The Company advises the Staff supplementally that with respect to the Company’s current operations in Norway and the U.K., such currency exchange controls or controls over repatriation of income or capital do not present a material risk to the Company. The Company has revised the subject risk factor and inserted the following new disclosure in the Amended Registration Statements (pp. 34 and 33) under the heading “Risk Factors—“Fluctuations in exchange rates and non-convertibility of currencies could result in losses to us”: “Certain countries where we do not currently operate, such as Nigeria and Russia, have placed certain controls over currency exchange and the repatriation of income or capital. To the extent similar laws are enacted in the countries where we operate, we may be unable to collect revenues earned in such countries.”

13.	Additionally, Note 15, “Risk management and financial instruments,” to which you refer in this risk factor is actually part of the Notes to the Unaudited Condensed Interim Combined Consolidated Carve-out Financial Statements. The “Risk management and financial instruments” Note to the Combined Consolidated Carve-out Financial Statements is Note 24. Please indicate which Note you intend to use as a reference in the final sentence of this risk factor.

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December 11, 2012

In response to the Staff’s comment, the Company has revised the disclosure under the heading “Risk Factors—Fluctuations in exchange rates and non-convertibility of currencies could result in losses to us” in the Amended Registration Statements (pp. 34 and 33) to refer to “Note 24, Risk management and financial instruments,” of the Company’s combined consolidated carve-out financial statements for the years ended December 31, 2010 and 2011.

Capitalization, page 35

14.	We note the impacts of the registration offering will be reflected, on a pro forma basis, in the Capitalization table, when the offering price and number of shares offered are determined. We further note your disclosure in this table reflects only one, total amount for “Shareholders’ equity.” Please expand this disclosure to reflect the pro forma effect of the transaction on each individual sub-account within the “Shareholders’ equity” caption, to correspond with each of the “Shareholders’ equity” sub-accounts presented on your balance sheet.

The Company has revised the disclosure under the heading “Capitalization” in the Amended Registration Statements (pp. 43 and 45) in response to the Staff’s comment.

Per Share Market Price Information, page 36

15.	In addition to the information in the table on page 36 listing the highest and lowest closing prices for your common shares over the past several quarters and six most recent months, please also provide the average daily trading volume for your stock on the Norwegian OTC List for each of the quarters and months listed.

The Company has revised the disclosure in the tables under the heading “Per Share Market Price Information” in the Amended Registration Statements (pp. 44 and 46) in response to the Staff’s comment.

Management’s Discussion and Analysis, page 40

16.	Please revise to clarify the basis for your statement at page 42 that there “is also a need to renew a portion of the existing harsh environment drilling rig fleet that was built in the 1970s.” We note the related disclosure at page 59. Similarly, disclose or further explain the basis for your claim at page 65 that there are “seven harsh environment ultra-deepwater rigs … candidates for operations in Norway if material upgrades to those rigs were implemented.”

The Company has revised the above referenced disclosure under the headings “Management’s Discussion and Analysis of Financial Condition and Results of Operations—General Industry Trends and Outlook” and “Industry and Market Conditions—Norwegian Floater Market” in the Amended Registration Statements (pp. 50 and 78, and 51 and 79) to provide the basis for such statements in response to the Staff’s comment. The Company has updated the Amended Registration Statements to remove the language “seven harsh environment ultra-deepwater rigs…candidates for operations in Norway if material upgrades to those rigs were implemented.”

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Business, page 71

17.	Revise to explain or further support your claim that the factors you list “position us above our competitors” for the purpose you cite in the last paragraph on page 73, and also explain the relevance insofar as most of your rigs appear to be the subject of long-term contracts lasting on average another three years. In that regard, we note also the disclosure at page 84 that your advantage is over competitors “with older fleets” and that “certain competitors may have greater financial resources … which may enable them to better withstand periods of low utilization, and compete more effectively on the basis of price.” Similarly, revise to clarify your intentions with regard to the West Mira option, which you first indicate at page 92 you “may exercise” and then later state you “intend to exercise.”

In response to the Staff’s comment, the Company has revised the disclosure under the headings “Prospectus Summary—Our Business Strategies”, “Business—Our Business Strategies” and “Business—Competition” in the Amended Registration Statements (pp. 6, 87 and 100, and 6, 88 and 101) to further explain the basis of the Company’s belief that it has a competitive advantage over certain competitors. The Company supplementally advises the Staff that on November 4, 2012, the West Mira option contract expired pursuant to its terms because Seadrill secured employment for the rig, and as such, the Company did not pay Seadrill any consideration for the option contract. Accordingly, all references to the West Mira option contract have been removed from the Amended Registration Statements other than in Note 19—Subsequent Events of our Unaudited Condensed Interim Combined Consolidated Carve-Out Financial Statements.

Management, page 89

18.	Please revise to quantify for each of the individuals serving as your executive officers the percentage of time he anticipates devoting to your business, insofar as they appear likely to continue in service to other entities as well.

In response to the Staff’s comment, the Company has revised the disclosure under the heading and “Business—Management of our Business” in the Amended Registration Statements (pp. 95 and 96) to state “Our officers and the other individuals providing services to us or our subsidiaries may face a conflict regarding the allocation of their time between our business and the other business interests of Seadrill or the other companies they serve. Initially, we estimate that Mr. Robert Hingley-Wilson, our designated Chief Financial Officer, who serves as the Chief Accounting Officer and Senior Vice President of Seadrill, will devote approximately 25% of his time to the management of our business. Upon Mr. Alf Ragnar Løvdal’s resignation from his current position as Senior Vice President of Asia Pacific of Seadrill as of January 1, 2013, he intends to devote 100% of his time to the management of our business, as our Chief Executive Officer. However, the amount of time our officers will allocate between our business and the business of Seadrill or the other companies they serve will vary from time to time depending on various circumstances and needs of the businesses, such as the level of strategic activities of the businesses. Our officers intend to devote as much time to the management of our business and affairs as is necessary for the proper conduct of our business and affairs.”

19.	Please provide updated disclosure regarding executive compensation and the services agreement once the information is available. Refer to Item 6.B of Form 20-F and Item 4 of Form F-1.

The Company has revised the disclosure under the heading “Management—Board of Directors and Executive Compensation” in the Amended Registration Statements (pp. 93 and 111) to

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include the aggregate compensation, including non-cash compensation (as applicable), paid to its directors and executive officers under the Services Agreement with Seadrill Management and the General Management Agreement with North Atlantic Management. The Company supplementally advises the Staff that this information has been provided on an aggregate basis, which is permitted under the Item 6.B of Form 20-F since individual disclosure is not required under the Company’s home country (Bermuda) laws and is not otherwise publicly disclosed.

Employees, page 91

20.	We note your disclosure, which states: “The following table sets forth the number of employees, including contracted labor, as of September 30, 2012 and December 31, 2011.” However, we are unable to locate the referenced “table.” Accordingly, please revise your disclosure to include the referenced “table.”

The Company has updated the Amended Registration Statements to remove the reference to an employee table in response to the Staff’s comment.

Security Ownership of Certain Beneficial Owners and Management, page 94

21.	Item 7 of Form 20F requests that, if practicable, you should indicate what portion of your outstanding securities is held in the United States and the number of record holders thereof in the United States. Please provide that information here.

The Company has revised the disclosure under the heading “Security Ownership of Certain Beneficial Owners and Management” in the Amended Registration Statements (pp. 116 and 117) to include the number of record holders in the United States to the extent known to the Company in response to the Staff’s comment.

Tax Considerations, page 101

22.	It appears that you intend to provide an opinion from Seward & Kissel LLP regarding the U.S. federal income tax consequences. Please revise your exhibit index accordingly. See Staff Legal Bulletin No. 19, Legality and Tax Opinions in Registered Offerings, Section III.A.2., n.40 at http: //sec.gov/inter ps/legal/cfslb19.htm#sdfootnote40anc.

The Company respectfully advises the Staff that it does not intend to file a tax opinion of its U.S. counsel nor its Bermuda counsel as separate exhibits pursuant to the instructions to Item 601 of Regulation S-K which provide in relevant part, “If a tax opinion is set forth in full in the filing, an indication that such is the case may be made in lieu of filing the otherwise required exhibit.” The disclosure in the Amended Registration Statement on Form F-1 under the heading “Tax Considerations—United States Federal Income Tax Considerations” (pp. 124) indicates that the discussion concerning U.S. tax consideration constitutes the opinion of Seward & Kissel LLP. The Company has revised the disclosure under the heading “Tax Considerations” in the Amended Registration Statement on Form F-1 (pp. 124) to clarify that the discussion concerning Bermuda tax considerations constitutes the opinion of the Company’s Bermuda counsel, MJM Limited.

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Underwriters, page 106

23.	We note the reference at page 107 to the lock-up agreements. Please revise to disclose whether there any agreements or understandings, tacit or explicit, to release any of the locked-up shares prior to the end of the restricted period referenced.

The Company supplementally advises the Staff that there are no agreements or understanding to release any of the locked-up shares prior to the end of the restricted period referenced.

Financial Statements, page F-1

24.	We note, prior to April 1, 2011, your results of operations, cash flows, and balance sheet were carved out of the consolidated financial statements of Seadrill Limited, and are presented on a combined consolidated carve-out basis. Further, we note on March 31, 2011, the completion of the North Atlantic Restructuring marked the commencement of your business operations as a standalone company, and your financial statements are presented on a consolidated basis as a separate legal entity, beginning April 1, 2011. As such, the carved-out operations of Seadrill Limited, prior to April 1, 2011, appear to meet the definition of a predecessor entity, as defined in Rule 405 of Regulation C. However, we note your financial statements, both annual audited and interim unaudited, do not separately reflect the respective “predecessor” carve out periods, through March 31, 2011, as well as your results of operations and liquidity discussions in your MD&A. Similarly, your accountants’ proposed audit opinion does not address these separate periods. Accordingly, please revise your financial statement presentation to separately present the predecessor and successor periods, revise your results of operations and liquidity discussions correspondingly, and obtain a revised opinion from your accountants that corresponds with such presentation, or explain to us why you concluded such presentation was not necessary. Additionally, please tell us how you considered the requirements of Regulation S-X, Article 11 to present pro forma financial statements of operations to reflect the North Atlantic Restructuring at the beginning of the year ended December 31, 2011 for the annual and interim periods, as appropriate.

The Company acknowledges the Staff’s comment and advises that the North Atlantic Restructuring was a transaction under common control related to a reorganisation of certain business of Seadrill into a newly formed subsidiary of Seadrill, North Atlantic Drilling Limited. The businesses of Seadrill that were contributed to North Atlantic Drilling Limited were controlled by Seadrill prior to and subsequent to the North Atlantic Restructuring on March 31, 2011, and constituted the same continuing operations and activities under common management in all periods presented in the financial statements. Accordingly, the transaction has not been accounted for as a business combination with new basis, but rather pursuant to a separate subtopic (805-50, Related Issues) within ASC 805. This transaction resulted in a change in reporting entity and requires retrospective adjustment of the historical financial statements pursuant to ASC805-50 and ASC 250-10-45-21. As a result of the accounting for the Restructuring as a reorganization of entities under common control there was no new basis of accounting in the underlying assets and liabilities presented.

The Company concluded that presentation of split periods prior to and subsequent to the March 31, 2011 Restructuring was not appropriate because North Atlantic Drilling Limited has accounted for the transaction as a transaction under common control and a change in reporting entity, and therefore

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did not believe it would be appropriate or meaningful to bifurcate the 2011 financial statements into two separate periods. In addition, the Company believes the presentation of 2011 as a single annual period is more meaningful to investors in this fact pattern than a split presentation because (i) the Company had the same continuing operations and activities both before and after the restructuring; (ii) there was no change in the accounting basis in the underlying assets and liabilities of the Company within any of the periods presented; (iii) the Company provides annual financial statements for two complete fiscal years on an audited basis together with the related MD&A for those complete fiscal years on a comparative basis.

The Company has also considered the criteria requiring the presentation of pro forma financial statements under Rule 11-01 of Regulation S-X and advises that none of the conditions are met. The results of operations and financial position of North Atlantic Drilling Limited have been presented historically to reflect operations not contributed to the ongoing business of North Atlantic Drilling Limited as discontinued operations subsequent to the reorganization. The historical audited financial statements present a continuous twelve month period for the year ended 2011. Thus, a pro forma income statement is not needed to reflect the 12 month period and no events or transactions have occurred for which disclosure of pro forma financial information would be material to investors. Therefore, the Company has concluded that pro forma presentation is not necessary to reflect the operations and financial position of the Company as an autonomous entity.

Note 16 — Long-term Interest Bearing Debt and Interest Expenses, page F-46

Covenants on Loans and Bonds, page F-47

25.	We note there was a temporary period of non-compliance with certain covenants relating to your $2,000 million senior secured credit facility, which was remedied by March 31, 2012, and which did not represent an event of default under your credit facility. Please expand your disclosure to specifically describe each instance of non-compliance, why each instance of non-compliance was not deemed to be an event of default, and the likelihood of such non-compliance occasions reoccurring.

The Company has revised the disclosure under the heading “Management’s Discussion and Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Covenants” and in its Unaudited Condensed Interim Combined Consolidated Carve-out Financial Statements and Combined Consolidated Carve-out Financial Statements included in the Amended Registration Statements (pp. 62 and 63) in response to the Staff’s comment. The Company supplementally advises the Staff that while it can provide no assurance of its financial condition in the future, it believes it is unlikely to breach this covenant in the future.

Exhibits and Financial Statement Schedules, page 11-2

26.	Please file the corresponding exhibits or provide us with an explanation as to why you have not filed your contracts with your top five customers referenced at page 25, the agreements memorializing each of your debt arrangements referenced at page 49, and your option agreement with Seadrill referenced at page 2. Please refer to Item 601(b)(10) of Regulation S-K.

The Company respectfully advises the Staff that it does not plan to provide its drilling contracts or the West Mira option agreement as exhibits to the Amended Registration Statements, because the Company does not consider such contracts to be material contracts not within the ordinary course of

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business within the meaning of Item 601(b)(10) of Regulation S-K. The Company has included all of its debt agreements described under the heading “Management’s Discussion & Analysis of Financial Condition and Results of Operations—Liquidity and Capital Resources—Our Borrowing Activities”, other than its $210 million shareholder loan, as exhibits to the Amended Registration Statements in response to the Staff’s comment.

Item 601(b)(10)(i) of Regulation S-K defines a material contract, in relevant part, as a “contract not made in the ordinary course of business which is material to the registrant.” According to Item 601(b)(10)(ii) of Regulation S-K, if a contract is of the type that ordinarily accompanies the kind of business conducted by the registrant, the contract will be deemed to have been made in the ordinary course of business and need not be filed unless it falls within one or more of the categories set forth in subsections (A) through (D) thereof. Item 601(b)(10)(ii) further provides that even if the contract falls within one or more of the specified categories, it need not be filed if it is immaterial in amount or significance. Subsection (B) requires the filing of any contract upon which the registrant’s business is substantially dependent.

Drilling Contracts

The categories specified in Item 601(b)(10)(ii) (A), (C) and (D) are inapplicable to the drilling contracts. The Company does not believe that its business is substantially dependent on any one of its drilling contracts. The Company believes that if any of its drilling contracts were to be terminated, the Company could replace such contract with a new drilling contract in a relatively short period of time, because, as described below, the Company believes that its modern, technologically advanced fleet provides it with a competitive advantage over competitors with older drilling rigs and industry trends indicate that demand for drilling rigs will exceed industry supply over the next few years. Therefore, the Company believes that while any termination of a drilling contract could have a temporary negative impact on its revenues (offset by early termination fees in the event of cancellation by a customer described below), any such termination would not have a long-term impact on its business.

Each of the Company’s operating drilling units has been under contract at all times since they were acquired from Seadrill and prior to that, Seadrill had continuously employed the drilling units. In addition, the utilization of drilling units in the North Sea has been at least 95% since 2008. The Company expects that the demand for drilling units outfitted for the harsh environment segment will continue to meet or exceed industry supply over the next few years, as a result of the trends described in the Amended Registration Statements under the heading “Industry and Market Conditions.” The Company believes that the long-term prospects for offshore drilling are positive, given the expected growth in oil consumption from developing nations, limited growth in crude oil supplies and high depletion rates of mature oil fields. Additionally, the Company believes that its modern, technologically advanced fleet provides it with a competitive advantage over competitors with older drilling units in competing for new contracts. As described under the heading “Industry and Market Data—World-Wide Offshore Rig Fleet” and “—Characteristics of the Norwegian Offshore Drilling Market,” the world-wide floater fleet of 387 rigs only 26 have obtained an Acknowledgment of Compliance (AOC) that is required to operate in Norway. With respect to the jack-up fleet, the world-wide fleet of 568 jack-up rigs includes 75 jack-up rigs outfitted for harsh environment operations, of which only 10 have obtained an AOC. Within the floater market, the average lead time for a new drilling contract for operations in Norway is 38 months compared to 5 months for the world-wide floater market, and levels for dayrates in the Norwegian floater segment have been at a premium compared to other regions, in part due to high barriers to entry. Within the jack-up market, the average lead time for operations in Norway is 35 months compared to five months for the world-wide jack-up fleet and the

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levels for dayrates in the Norwegian jack-up segment have been at a premium compared to other regions. Given the historical and expected continued robust demand for modern, technologically advanced drilling rigs outfitted for harsh environment operations, the Company believes that it would be able to replace its existing contracts in the event any one of the drilling contracts was cancelled or suspended, and as such, the Company is not substantially dependent on any one of these contracts.

Finally, to the extent that the Company’s drilling contracts may be terminated by a customer without cause, each of those contracts provides for an early termination fee that is formulated to cover revenues for the remaining committed term of the applicable drilling contract less operating costs, in the case of early termination of such contract, other than under the specific circumstances disclosed in the Amended Registration Statements under the heading “Risk Factors—Any limitation in the availability or operation of our nine drilling rigs could have a material adverse effect on our business, results of operations and financial condition and could significantly reduce our ability to pay dividends to our shareholders.” The Company believes that the payments required by these early termination provisions would substantially mitigate any lost revenue the Company might sustain while its drilling rigs are being re-contracted.

For the reasons set forth above, the Company does not believe that its business is substantially dependent on any of the contracts with these customers, and since they were entered into in the ordinary course of business, it does not believe that these agreements are material contracts that would be required to filed pursuant to Item 601(b)(10) of Regulation S-K. The Company also respectfully notes that a review of the SEC filings of other offshore drilling companies would reflect a similar position taken by those companies. This has been the case for companies with a similar size fleet as the Company’s in which individual drilling contracts account for more than 10% of consolidated revenues in a given year, such as Vantage Drilling Company, Ocean Rig UDW Inc. and Pacific Drilling S.A.

The Company believes that its current disclosure regarding its drilling contracts provides investors with all the material terms of these contracts (including the geographic region where the rig is or will be operating, contract duration, options to extend, contractual dayrate and contract backlog) and is consistent with industry disclosure. The Company undertakes to periodically review how it discloses the material terms of the drilling contracts to ensure meaningful information is being provided to investors.

$210 million Shareholder Loan

The Company has not included the $210 million shareholder loan as an exhibit because the loan was fully repaid and cancelled on March 31, 2012, and no further drawdowns are permitted; therefore, the Company believes that such loan agreement is immaterial to investors.

West Mira Option Agreement

As set forth above in response to comment no. 17, the Company no longer has the option to acquire the West Mira. As a result, all references to the option have been removed from the Amended Registration Statements. The Company believes that information concerning the option is immaterial because the option has expired.

Exhibit 99.1

General

27.	If you are relying on the staff’s position enunciated in Exxon Capital Holdings Corp., SEC No-Action Letter (April 13, 1988), Morgan Stanley & Co. Inc., SEC No-Action Letter (June 5, 1991) and Shearman & Sterling, SEC No-Action Letter (July 2, 1993), please provide us with a supplemental letter with the next amendment which (i) states that you are registering the exchange offer in reliance on our position contained in those letters and (ii) includes the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

U.S. Securities and Exchange Commission

December 11, 2012

The Company has included the requested representation letter as Appendix 2 hereto.

Summary of the Exchange Offer, page S-1

28.

As currently represented, it appears that the offer could be open for less than 20 full business days due to the 5:00 p.m. expiration time instead of an expiration time of midnight on what ultimately may be the 20th business day following commencement of the offer. Please confirm in your response that the offer will be open at least through midnight on the 20th business day following commencement. See Exchange Act Rules 14e-1(a) and 14d-1(g)(3) and Question and Answer Eight in Exchange Act Release No. 16623 (Mar. 5, 1980).

The Company confirms that the exchange offer will remain at least through midnight on the 20th business day following commencement in accordance with Exchange Act Rule 14e-1.

29.	In this regard, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Securities Act Rule 424.

The Company confirms that it will include the expiration date of the exchange offer in the final prospectus disseminated to its shareholders and filed pursuant to the applicable provisions of Securities Act Rule 424.

Expiration Date; Extensions; Amendments; Termination, page S-7

30.	You disclose that you will notify holders of the original shares of any extension by press release or other public announcement. Please disclose if notice of any extension will be issued no later than 9:00 a.m., EST, on the next business day after the scheduled expiration date of the offer and include disclosure of the number of securities deposited to date. See Exchange Act Rule 14e-1(d).

In the event of an extension of the exchange offer, the Company undertakes to issue public notice thereof no later than 9 a.m. Eastern Time on the next business day after the scheduled expiration date of the exchange offer in accordance with Exchange Act Rule 14e-1(d).

* * * *

If you have any questions or comments concerning the enclosed, please feel free to telephone the undersigned at (212) 574-1223, Christine Westbrook at (212) 574-1371 or Keith Billotti at (212) 574-1274.

Very truly yours,

SEWARD & KISSEL LLP

U.S. Securities and Exchange Commission

December 11, 2012

By:	/s/ Gary J. Wolfe
Gary J. Wolfe, Esq.

Appendix 1

NORTH ATLANTIC DRILLING LTD.

Par-la-Ville Place

14 Par-la-Ville Road

Hamilton, HM 08

Bermuda

December 11, 2012

H. Roger Schwall, Esq.

Assistant Director

Division of Corporation Finance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	North Atlantic Drilling Ltd.
Draft Registration Statement on Form F-1
Submitted October 26, 2012
CIK No. 0001560186

Ladies and Gentlemen:

The undersigned registrant hereby acknowledges that:

•	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•

the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•

the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Yours faithfully, NORTH ATLANTIC DRILLING LTD.

By:	/s/ Rune Magnus Lundetrae
Name:	Rune Magnus Lundetrae
Title:	Chief Financial Officer

Appendix 2

NORTH ATLANTIC DRILLING, LTD.

Par-la-Ville Place, 4th Floor, 14 Par-la-Ville Road,

Hamilton, HM 08, Bermuda

+1 (441) 295-9500

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549

Attention: H. Roger Schwall

December 11, 2012

Re:	Supplemental Letter with respect to North Atlantic Drilling Ltd.

Registration Statement on Form F–4

Dear Ladies and Gentlemen:

North Atlantic Drilling Ltd. (the “Issuer”) is registering the offer to exchange 57,556,074 registered shares of common stock, par value $5.00 per share (the “Exchange Shares”), for an equivalent number of unregistered shares of common stock that were sold in a private offering (the “Original Shares”), pursuant to the Registration Statement on Form F–4 (the “Exchange Offer”) in reliance on the Staff of the Securities and Exchange Commission’s position enunciated in Exxon Capital Holdings Corporation (available April 13, 1988), Morgan Stanley & Co., Incorporated (available June 5, 1991) and Shearman & Sterling (available July 2, 1993) no-action letters. The Issuer represents as follows:

1.	The Issuer has not entered into any arrangement or understanding to distribute the Exchange Shares and, to the best of such Issuer’s information and belief, each person participating in the Exchange Offer is acquiring the Exchange Shares in its ordinary course of business and has no arrangement or understanding with any person to participate in the distribution of the Exchange Shares.

2.	The Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that if the Exchange Offer is being registered for the purpose of secondary resales, any securityholder using the Exchange Offer to participate in a distribution of the Exchange Shares (i) could not rely on the staff position enunciated in no-action letters issued to unrelated third parties (such as Exxon Capital Holdings Corporation (available April 13, 1988) and similar letters) and (ii) must comply with the registration and prospectus delivery requirements of the Securities Act of 1933, as amended (the “Securities Act”), in connection with a secondary resale transaction.

3.	The Issuer acknowledges that such a secondary resale transaction should be covered by an effective registration statement containing the selling securityholder information required by Item 507 of Regulation S–K under the Securities Act.

4.	The Issuer will include in the transmittal letter or similar documentation to be executed by the exchange offeree in order to participate in the Exchange Offer a representation to the effect that by accepting the Exchange Offer, the exchange offeree represents to the Issuer that is not engaged in, and does not intend to engage in, a distribution of the Exchange Shares.

5.	The Issuer will commence the Exchange Offer for the Original Shares when the Form F-4 registration statement is declared effective by the Commission, and the Exchange Offer will remain in effect for a limited time and would not require the Issuer to maintain an “evergreen” registration statement. The Exchange Offer will be conducted by the Issuer in compliance with the Securities Exchange Act of 1934 and any applicable rules and regulations thereunder.

6.	In connection with any resales of Exchange Shares received in exchange for such Original Shares, broker-dealers will be required to represent to the Issuer that it will deliver a prospectus meeting the requirements of the Securities Act, which may be the prospectus for the Exchange Offer so long as it contains a plan of distribution with respect to such resale transactions (such plan of distribution need not name the broker-dealer or disclose the amount of Exchange Shares held by the broker-dealer).

7.	The Issuer will make each person participating in the Exchange Offer aware (through the Exchange Offer prospectus or otherwise) that any broker-dealer who holds Original Shares acquired for its own account as a result of market-making activities or other trading activities, and who receives Exchange Shares in exchange for such Original Shares pursuant to the Exchange Offer, may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act (as described in Shearman & Sterling SEC No-Action Letter (available July 2, 1993) in connection with any resale of such Exchange Shares.

8.	The Issuer will include in the transmittal letter or similar documentation to be executed by an exchange offeree in order to participate in the Exchange Offer the following additional provisions:

1.	If the exchange offeree is not a broker-dealer, an acknowledgement that it is not engaged in, and does not intend to engage in, a distribution of the Exchange Shares.

2.

If the exchange offeree is a broker-dealer holding Original Shares acquired for its own account as a result of market-making activities or other trading activities, an acknowledgement that it (i) has not entered into any arrangement or understanding with the Issuer or an affiliate of the Issuer to distribute the Exchange Shares and (ii) will deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of

Exchange Shares received in respect of such Original Shares pursuant to the Exchange Offer; and a statement to the effect that by so acknowledging and by delivering a prospectus, such broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

Very truly yours,

NORTH ATLANTIC DRILLING LTD.

By:	/s/ Rune Magnus Lundetrae
Rune Magnus Lundetrae
Chief Financial Officer